UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2015

Commission file number:	1-13988

DeVry Education Group Success Sharing Retirement Plan
A. Full title of the plan:

DEVRY EDUCATION GROUP INC.
3005 HIGHLAND PARKWAY
DOWNERS GROVE, ILLINOIS 60515
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

REQUIRED INFORMATION

The Plan’s audited financial statements and other required information are included on pages 2-17.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the DeVry Inc. Profit Sharing Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DeVry Education Group Success Sharing Retirement Plan
(Name of Plan)

Date:	June 27, 2016	By:	/s/Donna Jennings
Donna Jennings – Administrator

Total Number of Pages   18

DEVRY EDUCATION GROUP

SUCCESS SHARING RETIREMENT PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2015

AND DECEMBER 31, 2014

DEVRY EDUCATION GROUP

SUCCESS SHARING RETIREMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6- 15

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	16

Consent of Independent Registered Public Accounting Firm	17

2

Report of Independent Registered Public Accounting Firm

To the Audit and Finance Committee

DeVry Education Group Success Sharing Retirement Plan

Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits of DeVry Education Group Success Sharing Retirement Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted new accounting guidance related to presentation of fair value of certain investments and disclosure of investments. Certain investments are now shown at contract value rather than fair value on the statements of net assets available for benefits. Prior year disclosures have also been revised to reflect the retrospective application of adopting these changes in accounting. Our opinion is not modified with respect to these matters.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

Indianapolis, Indiana

June 27, 2016

3

DEVRY EDUCATION GROUP

SUCCESS SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	2015	2014
Assets

Investments at fair value	$452,997,895	$472,191,842
Investment at contract value	44,112,949	46,453,737

Receivables:
Participant contributions	8,379	11,407
Employer contributions	324,070	425,499
Notes from participants	15,402,196	15,845,867
Other	36,642	10,644

Total assets	512,882,131	534,938,996

Liabilities

Operating payables	5,541	47,853
Other payables	-	2,118

Total liabilities	5,541	49,971

Net assets available for benefits	$512,876,590	$534,889,025

The accompanying notes are an integral part of these financial statements.

4

DEVRY EDUCATION GROUP

SUCCESS SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2015 AND

DECEMBER 31, 2014

	2015	2014

Additions to net assets attributed to:
Investment income from interest and dividends	$12,165,424	$17,067,518
Net (depreciation) appreciation in fair value of investments	(20,473,786)	18,885,003
Participant contributions	31,240,677	31,303,324
Participant rollovers from other plans	2,997,668	3,000,814
Employer matching contributions	14,987,466	15,897,846
Employer discretionary contributions	11,158,811	12,250,377
Interest income on notes receivable from participants	657,560	664,050
Qualified non-elective contributions	154,758	-
Revenue sharing	134,057	-

Total additions	53,022,635	99,068,932

Deductions from net assets attributed to:
Benefits paid to participants	74,534,402	76,919,485
Investment and administrative expenses	500,668	225,340

Total deductions	75,035,070	77,144,825

Net (decrease) increase	(22,012,435)	21,924,107

Net assets available for benefits:
Beginning of year	534,889,025	512,964,918
End of year	$512,876,590	$534,889,025

The accompanying notes are an integral part of these financial statements.

5

DEVRY EDUCATION GROUP

SUCCESS SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of DeVry Education Group Success Sharing Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a participant-directed defined contribution plan with elective employee participation on a before-tax and after-tax basis under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”). The Plan covers all United States of America employees of DeVry Education Group Inc. (“DeVry Group” or “Employer”) and its subsidiaries eligible on the date of hire to make employee contributions. Participants are eligible for DeVry Group’s matching contributions on the first day of employment and discretionary contributions after completing ninety days of employment.

DeVry Group is the administrator of the Plan. Fidelity Management Trust Company (“FMTC”) and affiliates serves as trustee of the Plan and performs certain administrative and record keeping services.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of $18,000 and $17,500 for calendar years ended December 31, 2015 and 2014 respectively. All employees who were eligible to make elective deferrals under the Plan and who attained age 50 before the close of calendar years ended December 31, 2015 and 2014 were eligible to make catch-up contributions up to $6,000 and $5,500, respectively. The Plan also permits after tax Roth contributions. Participant contributions are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period. The Plan has an auto enrollment feature for newly hired employees. Unless they elect otherwise, participants are automatically enrolled at 3% of eligible compensation. The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan, known as “rollover contributions.”

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan’s active investment funds. During 2015, DeVry Group added target date collective trusts as investment options replacing investments in target date mutual funds. The minimum allocation to each fund is 1%. However, investments in the DeVry Education Group Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

6

DeVry Group makes a matching employer contribution into the Plan of 100% up to the first 4% of the participant’s compensation. DeVry Group may also make a discretionary contribution in an amount determined annually.

Allocations to Participants

Each participant’s account is credited with the participant’s contribution and the DeVry Group matching contribution on a bi-weekly basis. DeVry Group does a true-up match annually to credit individual retirement plan participant's accounts for any match contributions not received as a result of reaching the annual limit on employee contributions earlier in the plan year. A contribution receivable is recorded for employee deferrals and related DeVry Group matching contributions resulting from eligible wages earned through the Plan year-end but not paid until the following Plan year. DeVry Group’s discretionary contribution, if any, is allocated to participants’ accounts following the end of DeVry Group’s June 30 fiscal year for which the contribution is declared. For the plan years ended December 31, 2015 and 2014, the discretionary contribution was $11,158,811 and $12,250,377, respectively (for DeVry Group’s fiscal years ended June 30, 2015 and 2014). DeVry Group’s discretionary contribution for the fiscal year ended June 30, 2016 has not yet been declared. It will be recorded as a contribution in the Plan’s financial statements for the year-ending December 31, 2016 and allocated to participants based on their compensation for the period July 1, 2015 to June 30, 2016. Earnings of the Plan are allocated on a daily basis. The investment options provided by the Trustee include mutual funds, commingled trusts, the DeVry Education Group Inc. Stock Fund which is a direct purchase stock fund, and the Prudential Fixed Income Fund which is a guaranteed investment fund.

Vesting

Participants are fully vested in their contributions and related investment earnings and losses at all times.

Participants are immediately vested in DeVry Group’s contributions, other than any discretionary contributions that may be made to the Plan by DeVry Group. Discretionary contributions made by DeVry Group are ratably vested over a five-year period.

Withdrawals

A participant who has attained age 59½ may withdraw a portion (minimum of $1,000) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

7

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. In addition, participants are limited to one hardship withdrawal per year. Earnings and DeVry Group contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution or installments. If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the DeVry Education Group Inc. Stock Fund may elect, in writing, to have the value of his/her investment in the DeVry Education Group Inc. Stock Fund distributed in whole shares of DeVry Education Group Inc. Common Stock. Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000, less his/her highest outstanding loan balance during the preceding 12-month period. No notes will be made while any other note is in default. Notes are granted for a minimum term of one year, and up to a maximum of five years (ten years for a purchase of a principal residence); however, the participant may prepay the note at any time. Each note bears a fixed rate of interest determined at the inception of the note by the Plan Administrator. The fixed rate of interest applied to each note is the prime rate as published in the Wall Street Journal on the last business day of the month preceding the calendar month in which the participant requests the note plus 1.00%. As of December 31, 2015, note interest rates in effect ranged from 4.25% to 8.75% with various maturity dates. Payment of the note is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding note balance.

8

Forfeitures

Any portion of a participant’s account balance in which the participant is not vested upon termination of employment constitutes forfeiture. As of December 31, 2015 and 2014, forfeited nonvested accounts totaled $827,288 and $1,303,611, respectively. As of January 1, 2009, the Plan provides that forfeitures are to be used to pay Plan administrative expenses or to reduce employer contributions For the plan years ended December 31, 2015 and 2014, $1,677,620 and $1,179,749 of forfeitures were utilized to reduce contributions, respectively. For the plan year ended December 31, 2015, $20,000 of forfeitures were used to pay for plan expenses. No expenses were paid from forfeitures during the plan year ended December 31, 2014.

Revenue Sharing

FMTC may receive revenue sharing payments from mutual funds in which the Plan’s assets are invested. Effective April 1, 2015, for funds with a revenue sharing component, which charges fees to participants, FMTC will credit the revenue sharing cost back to the participant’s accounts at the end of each quarter. The revenue sharing credits vary from 0.03% to 0.40% depending on the funds selected. For the year ended December 31, 2015, total revenue sharing received amounted to $134,057, all of which were used to pay investment and administrative expenses.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsible investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, changes therein and the disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

9

Investment Valuation and Income Recognition

Investments are reported at fair value (except for fully benefit responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transactions between market participants at the measurement date. The Plan’s investment Committee determines the Plan’s valuation policies utilizing information provided by the investments advisers, custodians, and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and accordingly have been included as an investment in Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Expenses

Investment expenses incurred by the manager of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by DeVry Group.

Subsequent Events

The Plan Administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Plan Administrator was aware were evaluated through the date that these financial statements were issued.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) – (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this Update is to simplify plan accounting.

10

•	The amendments in Part I of this Update designated contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts was presented at contract value, accordingly there was no longer an adjustment from fair value to contract value on the face of the financial statements.
•	The amendments in Part II of this Update eliminated the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period was still required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy was no longer required.
•	The amendments in Part III of this Update reduced complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

The Update may be adopted in whole or by part (I, II, and III), as applicable. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan adopted amendments in Part I and Part II of this update for the 2015 plan year, and the amendments in Part I and Part II were retrospectively applied to December 31, 2014.  Prior year disclosures in Note 4 has been revised to reflect the retrospective application. The amendments in Part III do not apply to the Plan. The impact of adopting these amendments is reflected in the financial statements.

3.	Insurance Contracts

The Plan has entered into a benefit-responsive insurance contract with Prudential Retirement Insurance and Annuity Company (“Prudential”). The fully benefit-responsive guaranteed investment contract provides preservation of principal, maintains a stable interest rate, and provides daily liquidity at contract value for participant withdrawals and transfer in accordance with the provisions of the Plan. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The guaranteed rates of interest for 2015 and 2014 were 3.75% and 3.70%, respectively. For purposes of crediting interest to participants, the rates for 2015 and 2014 were 3.60% and 3.55% respectively.

11

As described in Note 2, because the guaranteed insurance contracts are fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for the benefits attributable to the guaranteed insurance contract. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on an annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include, but are not limited to layoffs, Plan termination, business closings, re-organizations, liquidations and the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code (“IRC”). The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed insurance contract does not permit Prudential to terminate the agreement prior to the scheduled maturity date.

4.	Fair Value Measurements

Authoritative guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions.  In accordance with authoritative guidance, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, DeVry Group uses quoted market prices to determine fair value, and such measurements are classified within Level 1.  In some cases where market prices are not available, DeVry Group makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2.  If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates and yield curves.  These measurements are classified within Level 3.

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To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investment from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period. Management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2015, there were no transfers in or out of Levels 1, 2, or 3.

Fair value measurements of assets and liabilities are classified according to the lowest level input or value-driver that is significant to the valuation.  A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Following is a description of the valuation methodologies used for assets measured at fair value.

Money Market and Mutual Funds: Valued at the daily net asset value (NAV) of shares held by the Plan.

Common Stock: Valued at the closing price reported on the active market on which the security is traded.

Collective Trusts: Valued at the daily NAV per unit held by the Plan as quoted by the funds. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions may occur daily.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value on a recurring basis as of December 31, 2015 and 2014.

As of December 31, 2015	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$245,768,586	$-	$-	$245,768,586
Common Stock	8,031,687	-	-	8,031,687
Collective Trusts	199,197,622	-	-	199,197,622
Total	$452,997,895	$-	$-	$452,997,895

13

As of December 31, 2014	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$455,131,927	$-	$-	$455,131,927
Common Stock	17,059,915	-	-	17,059,915
Total investments at fair value	$472,191,842	$-	$-	$472,191,842

5.	Income Tax Status

The Internal Revenue Service has determined and informed DeVry Group by a letter dated November 1, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan sponsor has indicated that it will take the necessary steps, if any, to correct any failure to operate the Plan in compliance with the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.

6.	Plan Termination

DeVry Group anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants’ accounts will be allocated in accordance with the provisions of the Plan. The resultant participants’ accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

7.	Investment Risk

The Plan provides for various investment options including DeVry Common Stock and a number of mutual funds, commingled funds and an insurance contract all of which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

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8.	Related-Parties and Party-in-Interest Transactions

At December 31, 2015 and 2014, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of FMTC, the Plan's Trustee. Fidelity Investments Institutional Operations Company, the Plan's record keeper, is also an affiliate of FMTC and FMR. Investment and administrative fees paid to Fidelity for the years ended December 31, 2015 and 2014 were $274,806 and $170,748, respectively.

At December 31, 2015, the Plan held 317,333 shares of DeVry Education Group Inc. Common Stock valued at $8,031,687. At December 31, 2014, the Plan held 359,383 shares of DeVry Education Group Inc. Common Stock valued at $17,059,915.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Form 5500.

	2015	2014
Net assets available for benefits per the financial statements	$512,876,590	$534,889,025

Deemed participant loans	(238,644)	(246,204)

Investments	1	(2,458,146)

Adjustment for participant and employer contributions receivable allocated to participant accounts and other	(332,449)	(436,906)

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	-	2,458,146
Net assets available for benefits per the Form 5500	$512,305,498	$534,205,915

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the years ended December 31, 2015 and December 31, 2014, to Form 5500:

	2015	2014
Net (decrease) increase in net assets available for benefits per the financial statements	$(22,012,435)	$21,924,107
Adjustment for participant and employer contributions and other	112,018	1,798,718
Net (decrease) increase in net assets available for benefits per Form 5500	$(21,900,417)	$23,722,825

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DEVRY EDUCATION GROUP SUCCESS SHARING RETIREMENT PLAN

PLAN NO. 001; PLAN EIN: 36-3150143

Form 5500, Schedule H, Part IV, Line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)

	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost**	Current Value

		Money Market and Mutual Funds
*	Fidelity Management Trust Company	Retirement Government Money Market Fund		$30,108,113
*	Fidelity Investments	Money Market Fund		599
*	Fidelity Management Trust Company	Short Term Income Fund		1,185,905
	Dimensional Fund Advisors	U.S. Portfolio Institutional Class		25,946,527
*	Fidelity Management Trust Company	Spartan 500 Index Inst Fund		65,756,918
	The Vanguard Group, Inc.	Structured Large-Cap Equity Fund Institutional		41,689,880
	PIMCO	Total Return Fund		25,339,552
	Lazard	Emerging Markets Equity		4,038,658
	William Blair	Mid Cap Growth		7,618,207
	PIMCO	All Asset Fund Institutional Class		267,669
	Dodge and Cox	Balanced Fund		25,805,825
	Causeway Capital Management	International Value Fund		18,010,733
				245,768,586
		Collective Trusts
	The Vanguard Group, Inc.	Target Retirement Income Trust II		6,126,424
	The Vanguard Group, Inc.	Target Retirement 2015 Trust II		25,696,373
	The Vanguard Group, Inc.	Target Retirement 2025 Trust II		50,039,713
	The Vanguard Group, Inc.	Target Retirement 2035 Trust II		47,646,006
	The Vanguard Group, Inc.	Target Retirement 2045 Trust II		59,554,286
	The Vanguard Group, Inc.	Target Retirement 2055 Trust II		10,134,820
				199,197,622

	Prudential Retirement Insurance and Annuity Company	Guaranteed Deposit Fund (at contract value)		44,112,950
*	DeVry Education Group	Common Stock		8,031,687
*	Participant Loans- Various Participants	Participant loans with interest rates of 4.25% to 8.75%		15,163,552

				$512,274,397

*Indicates party-in-interest

16